Exhibit 99.2

Li Auto Inc. Unveils Li L9, Its Flagship Smart SUV

BEIJING, China, June 21, 2022 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today unveiled Li L9, the Company’s flagship smart SUV for families. Li L9 is a six-seat, full-size flagship SUV, offering superior space and comfort for family users. Its self-developed flagship range extension and chassis systems provide excellent drivability with a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers. Li L9 also features the Company’s self-developed autonomous driving system, Li AD Max, and top-notch vehicle safety measures to protect every family passenger. Li L9’s innovative five-screen, three-dimensional interactive intelligent cockpit brings a new level of driving and entertainment experience. Li L9 comes standard with over 100 flagship features at a retail price of RMB459,800.

Li L9 is open for reservation starting today and will arrive at all Li Auto retail stores nation-wide by July 1, with test drives available from July 16. Delivery will commence by the end of August 2022.

Meanwhile, the Company announced that it will open-source its fully self-developed AEB system to promote autonomous driving safety technology in the industry and make travel safer for more users.

Flagship Range Extension System and Chassis System

Li L9 is equipped with a dual-motor, intelligent, all-wheel drive system with maximum power of 330 kilowatts and maximum torque of 620 Newton meters, enabling acceleration from 0 to 100 kilometers per hour in 5.3 seconds and ensuring performance and smoothness. Li L9 features a 44.5 kilowatt-hour new-generation NCM lithium battery, supporting a longer driving range under EV mode of a CLTC range of 215 kilometers and a WLTC range of 180 kilometers.

Li L9’s range extension system is powered by a self-developed and self-manufactured 1.5-liter, four-cylinder, turbo-charged engine, boosting maximum thermal efficiency to 40.5% and reducing fuel consumption under the CLTC standard operating conditions to 5.9 liters per 100 kilometers. Coupled with a low drag coefficient and high motor efficiency, Li L9’s CLTC range reaches 1,315 kilometers and its WLTC range reaches 1,100 kilometers. It can also supply up to 3.5 kilowatts of electricity for external use, providing additional utility for flexible use anytime, anywhere.

Li L9’s chassis has a self-developed control system, a double-wishbone front suspension and a five-link rear suspension. These work in tandem with its smart air spring and continuous damping control (CDC) system, responding in milliseconds and empowering Li L9’s chassis to adjust based on road conditions for outstanding handling and ride comfort.

Li L9 features a self-developed central vehicle domain controller, enabling high-speed processing of complex vehicle information and precise vehicle control with millisecond-grade response time.

Flagship Safety System to Protect Each Family Passenger

Safety always has been a top priority for Li Auto. Li L9 satisfies the highest safety requirements of the China-New Car Assessment Program (“C-NCAP” or “中国新车评价规程”) and the China Insurance Automotive Safety Index (“C-IAS” or “中国保险汽车安全指数”).

Every Li L9 comes standard with the Company’s flagship, full-stack self-developed ADAS, Li AD Max, with enhanced functionality bolstered by upgraded perception capability and data processing power. The perception hardware includes one forward 128-line LiDAR, six 8-megapixel cameras, five 2-megapixel cameras, one forward millimeter wave radar, and twelve ultrasonic sensors, realizing 360-degree detection of both vehicle surroundings and distant objects. In addition, Li L9 provides a “sentry” mode that monitors both the inside and outside of the vehicle through interior 3D ToF transmitters and exterior cameras.

To handle the increased processing needs resulting from the large number of sensors, Li AD Max is powered by dual Orin-X chips with 508 TOPS of computing power and real-time, efficient processing of fusion signals. The dual processors provide fallback redundancies for each other, ensuring more stable operation of the autonomous driving system.

In addition, the system is optimized to recognize and react to common accident scenarios, with features designed to identify and evade risks in advance and help prevent accidents.

Li L9 is the first volume production vehicle with redundancy design applied to its powertrain, steering system, braking system, and power supply system for the computing platform to ensure reliability and safety, since safety is never redundant for families.

Flagship Intelligent Cockpit

Li L9’s pioneering five-screen three-dimensional interactive mode elevates the driving and entertainment experience to a new level. Through a combined head-up display, or HUD, and interactive safe driving screen, key driving information is projected onto the front windshield through the HUD, enhancing driving safety by keeping the driver’s sightline on the road. The interactive safe driving screen, which is located above the steering wheel, adopts mini-LED and multi-touch technology, enabling easier interactions. Li L9’s other three screens, including the vehicle’s central control screen, the passenger entertainment screen, and the rear cabin entertainment screen, are 15.7-inch 3K automotive-grade OLED screens, delivering first-class entertainment experiences to the entire family.

With six microphones and a set of 3D ToF transmitters in the vehicle coupled with the deep learning-based, multi-module three-dimensional interactive technology pioneered by the Company, Li L9 provides a smart experience that can be enjoyed by family members of all ages, from kindergarteners to seniors.

Li L9 also uses Dolby Atmos technology combined with 4D vibration units embedded in the second-row seats, to create an unprecedented immersive experience equivalent to having an upscale 4D movie theater in the vehicle.

Li L9’s smart cockpit is supported by a computing platform composed of two Qualcomm Snapdragon automotive-grade 8155 chips, which ensures the smoothness and responsiveness of its five-screen three-dimensional interactions.

Flagship Space, Comfort and Design

The goal of Li L9 is to create a flagship smart SUV for families. With flagship space and comfort, it aims to make every member of the family feel at home on their journey. In terms of dimensions, Li L9 has a length of 5,218 millimeters, width of 1,998 millimeters, height of 1,800 millimeters, and wheelbase of 3,105 millimeters. Through careful designs of the vehicle layout and space, Li L9’s interiors space surpasses that of mainstream SUVs in its class.

Li L9’s seats are designed to maximize passenger comfort and reduce travel fatigue. Seats in all three rows come standard with electric seat adjustment controls and seat heating functions, as well as 3D comfort foam cushioning and Nappa leather upholstery. Features for the first- and second-row seats include seat ventilation and spa-level massage across ten acupressure points.

From its stance to its proportions, Li L9 showcases an elegant silhouette with no complicated or redundant lines in its design language. Li L9 adopts a signature integrated halo LED headlight, which is more than 2 meters from end to end in a continuous flow and seamlessly combines functionality with art. Its uniformity, coherence, softness and color temperature are all industry leading.

With flagship space and comfort, a flagship range extension system and chassis system, flagship safety features, and a flagship interactive experience, Li L9 aims to Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家).

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li ONE, a six-seat, large premium smart electric SUV, and Li L9, a six-seat, full-size, flagship smart SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com